Exhibit 99.1

NewsRelease

TC Energy announces Wisconsin Access Project on ANR Pipeline system

CALGARY, Alberta - October 29, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) announced today that it will move forward with its Wisconsin Access Project to increase natural gas capacity, improve reliability, and reduce emissions on a highly utilized segment of its ANR Pipeline system.

The US$0.2 billion project will provide approximately 72 million cubic feet per day of firm transportation service under long-term contracts to utilities serving the Midwestern United States. All project work will occur on ANR Pipeline’s existing facilities in Wisconsin, Illinois, Iowa, Missouri, and Kansas.

“This project demonstrates the value of our existing infrastructure as a platform for organic growth. As utility companies’ demand for natural gas grows to provide power and heating to homes, we are finding new ways to meet the demand on our systems while lowering emissions,” said Russ Girling, TC Energy President and Chief Executive Officer. “Consumers benefit from lower energy costs and reliable service that abundant natural gas provides, and we aim to responsibly deliver that assurance with projects that utilize modern compression equipment and emerging technologies in our operations.”

The announcement of the Wisconsin Access Project follows TC Energy’s July sanctioning of the US$0.4 billion Elwood Power/ANR Horsepower Replacement Project that will reduce emissions, increase reliability, and support new service for power generation on the ANR Pipeline.

The Wisconsin Access Project involves meter station upgrades, compressor station modifications for enhanced operational flexibility and emissions-cutting horsepower replacements.

The project is targeted to be brought in service in the second half of 2022.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov .

Media Inquiries:
Carol Wirth / Matt Zborowski
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
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403-920-7911 or 800-361-6522